N E W S R E L E A S E

ANNUAL FINANCIAL RESULTS

March 27, 2008

Nevsun Resources Ltd., (NSU-TSX/AMEX) wishes to announce its recent financial position and its annual results for 2007.

The Company’s current cash position at the end of March is approximately $40 million and it expects to receive an additional $20 million from the sale of Mali assets (see news release dated March 25, 2008).

For the year ended December 31, 2007 the Company has reported loss of $12 million, comprised of $4 million from continuing operations and $8 million from discontinued operations. The discontinued operations relate mainly to the Tabakoto mine that was placed on care and maintenance in Q3 2007. The results compare to 2006 when the Company reported a total loss of $109 million, comprised of $10 million from continuing operations and $99 million from discontinued operations.

During 2007 the Company significantly advanced its Bisha project in Eritrea, including the conclusion of participation arrangements with the Eritrean government. As a result the Company received in January 2008 both the mining license for the Bisha project and a first installment of $25 million from the government towards its partial purchase of the Bisha project.

Nevsun is developing the Bisha project and jointly funding the project with the government of Eritrea while the project company subsidiary is actively preparing for debt finance.

Complete details of the 2007 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Eritrea and Mali; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-06.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com